Exhibit 4.9

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K of which this exhibit is part,  Newmont Corporation  (“We”, “Newmont” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock,  $1.60 par value per share (“Common Stock”).

DESCRIPTION OF CAPITAL STOCK

The rights of our stockholders are governed by the applicable provisions of the Delaware General Corporation Law (the "DGCL"), our Certificate of Incorporation and our By-Laws. The following is a summary of the material terms of our capital stock. For additional information regarding our capital stock, please refer to the applicable provisions of the DGCL, our Certificate of Incorporation and our By-Laws.

At December 31, 2019, we had 1,285,000,000 shares of authorized capital stock. Those shares consisted of:

•	1,280,000,000 shares of Common Stock, of which 808,116,607 shares were outstanding; and
•	5,000,000 shares of preferred stock, par value $5.00 per share, none of which is issued and outstanding.

Common Stock

The following is a summary of the terms of our Common Stock. For additional information regarding our Common Stock, please refer to our Certificate of Incorporation, our By-Laws and the applicable provisions of the DGCL.

Dividend Rights

Holders of our Common Stock may receive dividends when, as and if declared by our Board of Directors out of funds of Newmont legally available for the payment of dividends. Subject to the terms of any outstanding preferred stock, holders of our Common Stock may not receive dividends until we have satisfied our obligations to any holders of our preferred stock.

As a Delaware corporation, we may pay dividends out of our surplus capital or, if there is no surplus capital, out of our net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Section 170 of the DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Currently, we pay dividends on our Common Stock each quarter. The declaration and payment of future dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

Voting and Other Rights

Holders of our Common Stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter will be sufficient to authorize action upon routine matters.

The holders of record of a majority of the outstanding shares of our capital stock entitled to vote at the meeting of our stockholders must be present in person or represented by proxy at the meeting in order to constitute a quorum for all matters to come before the meeting.

Special meetings of our stockholders may be called by our Board of Directors or by the Chair of the Board or by our President, and will be called by the Chair of the Board or by our President or Secretary upon a written request stating the purposes of the proposed meeting and signed by a majority of our Board of Directors or stockholders owning at least 25% of our outstanding capital stock entitled to vote at the meeting.

Written notice of a meeting of our stockholders is given personally, by mail, or other means of electronic transmission not less than 10 days nor more than 60 days before the date on which the meeting is held, to each stockholder of record entitled to vote at the meeting. The notice must state the time, place and purposes of the meeting. In the event of a special meeting called upon the written request of our stockholders, the notice will describe any business set forth in the statement of purpose in the written stockholder request, as well as any additional business that our Board of Directors proposes to be conducted at the meeting. If mailed, the notice will be sent to our stockholders at their respective addresses appearing on our stock records or to such other addresses as they may designate in writing, and will be deemed given when mailed. A waiver of any notice, in writing by a stockholder or by electronic transmission given by the person or persons entitled to such notice before or after the time for the meeting, will be deemed equivalent to that stockholder having received the notice.

Our Board of Directors is not classified. Directors are to be elected by a majority of the votes cast by stockholders entitled to vote thereon at a duly held meeting of stockholders at which a quorum is present, and our stockholders do not have the right to cumulate their votes in the election of directors.

Liquidation

In the event of any liquidation, dissolution or winding up of Newmont, holders of our Common Stock would be entitled to receive proportionately any assets legally available for distribution to our stockholders with respect to shares held by them, subject to any prior rights of the holders of any of our preferred stock then outstanding.

Redemption

Our Common Stock is not redeemable or convertible.

Other Provisions

All of the issued and outstanding shares of our Common Stock are validly issued, fully paid and nonassessable. Holders of our Common Stock have no preemptive rights with respect to any of our securities.

Listing

Our Common Stock trades on the New York Stock Exchange under the symbol “NEM.” Computershare Investor Service Inc. is the registrar, transfer agent and dividend disbursing agent for our Common Stock. Our Common Stock also trades on the Torronto Stock Exchange under the symbol “NGT.”

Preferred Stock—General

The applicable prospectus supplement relating to the particular series of preferred stock and any related depositary shares to be offered will describe the specific terms of that series as fixed by our Board of Directors, including, as applicable:

•	voting rights,
•	designations,
•	dividend rate,
•	redemption rights,
•	liquidation rights,
•	sinking fund or purchase fund provisions,
•	conversion or exchange rights,
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any other preferences, relative participating and option or other special rights, and qualifications, limitations and restrictions that are not inconsistent with the terms of our restated certificate of incorporation, including any restriction on the repurchase or redemption while we are in arrears in the payment of dividends or sinking fund installments.

Anti-Takeover Provisions

Article Ninth of our Certificate of Incorporation may make it more difficult for various corporations, entities or persons to acquire control of us or to remove management.

Article Ninth of our Certificate of Incorporation requires us to get the approval of the holders of 80% of all classes of our capital stock who are entitled to vote in elections of directors, voting together as one class, to enter into the following types of transactions:

•	a merger or consolidation between us and another corporation that holds 10% or more of our outstanding shares;
•	the sale or lease of all or a substantial part of our assets to another corporation or entity that holds 10% or more of our outstanding shares; or
•	any sale or lease to us of assets worth more than $10 million in exchange for our securities by another corporation or entity that holds 10% or more of our outstanding shares.

However, Article Ninth does not apply to any transaction if:

•	our Board of Directors approves the transaction before the other corporation, person or entity becomes a holder of 10% or more of our outstanding shares; or
•	we or our subsidiaries own a majority of the outstanding voting shares of the other corporation.

Article Ninth can be altered or repealed only with the approval of the holders of 80% of all classes of our capital stock who are entitled to vote in elections of directors, voting together as one class.

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